EXHIBIT 99.2
Media release

Rio Tinto and Komatsu partnering for zero-emission mining
02 August 2021

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TOKYO--(BUSINESS WIRE)-- Rio Tinto and Komatsu are partnering to fast-track the development and implementation of zero-emission mining haulage solutions, including haul trucks.

Rio Tinto will conduct a pre-production trial of the new equipment at a Rio Tinto site and has the option to purchase some of the first trucks from Komatsu once they are commercially viable.

Alf Barrios, Rio Tinto’s Chief Commercial Officer said: “Rio Tinto and Komatsu have a shared history of partnership on innovation going back to when we built the world’s largest Komatsu autonomous haulage fleet in 2008.”

“Our support of a trial, and the option to buy some of the first trucks from Komatsu, underscores our shared commitment to actively collaborate on product planning, development, testing and deployment of the next generation of zero-emission mining equipment and infrastructure as we look to decarbonise our business.”

Rio Tinto is also one of the first companies to join Komatsu’s newly launched Greenhouse Gas (GHG) Alliance which has an initial target of advancing Komatsu’s power agnostic truck concept for a haulage vehicle that can run on a variety of power sources including battery and hydrogen.

Max Moriyama, President, Mining Business Division of Komatsu Ltd said Komatsu was honoured to continue to partner with Rio Tinto.

“Rio Tinto and Komatsu both recognise the critical role zero-emission haul trucks play in meeting the Greenhouse Gas (GHG) emission reduction goals for the mining industry and the need to focus on developing practical haulage solutions.

“We are looking forward to advanced collaboration with them,” said Max.

Rio Tinto is also a founding patron of the Charge On Innovation Challenge, which is focused on solving the power distribution infrastructure needed to support zero-emission haul trucks.

“We know that addressing climate change effectively requires businesses, governments and society to work together. Our collaboration with Komatsu recognises the role zero-emission haul trucks will play in meeting the emission reduction goals of not only Rio Tinto, but the entire mining industry,” said Alf.

About Rio Tinto

Rio Tinto produces high-quality iron ore, copper, aluminium, and minerals that have an essential role in enabling the low-carbon transition.

We have publicly acknowledged the reality of climate change for over two decades and have reduced our emissions footprint by over 30 percent in the decade to 2020.

We have set 2030 targets to reduce our absolute emissions by 15% and our emissions intensity by 30% relative to our 2018 baseline. These targets are consistent with a 45% reduction in absolute emissions, relative to 2010 levels, and the Intergovernmental Panel on Climate Change (IPCC) pathways to 1.5°C. They are supported by our commitment to spend approximately $1 billion on emissions reduction initiatives over the first five years of the ten-year target period. In 2020, we set new Scope 3 emissions reduction goals to guide our partnership approach across our value chain.

Read more about our approach to climate change: www.riotinto.com/invest/reports/climate-change-report

About Komatsu

Komatsu develops and supplies technologies, equipment and services for the construction, mining, forklift, industrial and forestry markets. For a century, the company has been creating value for its customers through manufacturing and technology innovation, partnering with others to empower a sustainable future where people, business and the planet thrive together. Frontline industries worldwide use Komatsu solutions to develop modern infrastructure, extract fundamental minerals, maintain forests and create consumer products. The company's global service and distributor networks support customer operations to enhance safety and productivity while optimizing performance.
View source version on businesswire.com: https://www.businesswire.com/news/home/20210802005282/en/

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